SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-54241

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1.    Financial Statements.

2.    Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015

3.    Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:
All other schedules required by Section 2520.103-10 of the Department of     Labor’s Rules and Regulations for Reporting and Disclosure under the Employee     Retirement Income Security Act of 1974 have been omitted because they are not     applicable.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Willimantic, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Boston, Massachusetts
June 28, 2016

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 and 2014

	2015	2014

ASSETS
Investments, participant directed, at fair value:
Registered investment companies	$9,658,577	$—
Pooled separate accounts	—	8,900,919
Managed income portfolio	774,676	—
Custodial guaranteed account	—	943,404
SI Financial Group, Inc. common stock	2,004,325	1,725,264
Stock purchase account	999	—
Interest-bearing cash	—	1,045
Total investments	12,438,577	11,570,632

Notes receivable from participants	422,326	468,998

Net assets reflecting investments at fair value	12,860,903	12,039,630

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(13,127)

Net assets available for benefits	$12,860,903	$12,026,503

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Additions to net assets attributed to:
Investment activity:
Net appreciation in fair value of investments	$440,384
Interest and dividends	24,609
464,993
Notes receivable activity:
Interest income from participants	13,667

Contributions:
Participants'	759,296
Rollover	529,771
Employer	267,834
1,556,901

Total additions	2,035,561

Deductions from net assets attributed to:
Distributions paid to participants	1,165,709
Administrative expenses and other	35,452
Total deductions	1,201,161

Net increase	834,400

Net assets available for benefits:
Beginning of year	12,026,503

End of year	$12,860,903

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan that covers substantially all employees of the Savings Institute Bank and Trust Company (the “Bank” or the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions
Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code ("IRC") limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants’ contributions up to the first 6% of the participants’ earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of IRC Section 414(v). The Bank may also make additional discretionary profit sharing contributions, which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting
Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants’ accounts attributable to the Bank’s additional discretionary profit sharing contributions vest as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants’ Investment Options
Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the plan administrator. Participants may change their investment options any time via telephone or internet. Through January 5, 2015, the Plan offered investments through a Group Variable Annuity Contract with United of Omaha Life Insurance

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Company ("United"), MG Trust, LLC functioned as the Plan's trustee and Epic Advisors, Inc. was the recordkeeper for the Plan. The Plan's assets were transferred to a new trustee, Fidelity Management Trust Company ("FMTC"), and record keeper, Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), effective January 6, 2015. The Plan currently offers investments in SI Financial Group, Inc.'s common stock, mutual funds and separately managed account funds (including a stable value fund).

Notes Receivable from Participants
Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than five loans outstanding under the Plan, with terms ranging from one to five years. Loans are secured by the vested interest in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of December 31, 2015, interest rates on existing loans are 3.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures
Amounts of participants’ forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank’s discretionary profit sharing and matching contributions. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled approximately $0 and $147, respectively.

Plan Amendments
The Bank reserves the right to amend or terminate the Plan at any time. No amendment or termination can divert Plan assets to persons other than Plan participants or their beneficiaries, or reduce any amount previously credited to participants’ accounts. In the event of a termination of the Plan, all participants’ accounts become 100% vested and shall be payable in accordance with the distribution provisions of the Plan.

Note 2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents. For the year ended December 31, 2015, there was one loan in the amount of $11,922 that was deemed distributed.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12.) ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The plan administrator is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan's financial statements.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The plan administrator is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan's financial statements.

Investment Valuation and Income Recognition
The Plan's investments in registered investment companies (mutual funds) are stated at their fair values based on quoted market prices. Units in pooled separate accounts and the Managed Income Portfolio ("MIP") are valued at net asset value ("NAV") as reported by the insurance company and the MIP Trust Fund based on the underlying assets, which include a mix of mutual funds and managed accounts. The Custodial Guaranteed Account is stated at fair value with the related adjustment to contract value reflected in the statements of net assets available for benefits. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the Plan year. All underlying investment options are valued daily. This daily price is considered the selling price for transfers and withdrawals, and is calculated each day the principal market is open and are available to any participant in the Plan, unless restricted by the plan administrator.

Interest income on participant notes receivable is recorded on the accrual basis.

Fair Value Hierarchy
The Plan groups assets generally measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable inputs, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Payment of Benefits
Benefits are recorded when paid.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Administrative Expenses
The Plan’s administrative expenses are paid by the Plan or the Plan’s Sponsor as provided by the Plan document. Fees paid by the Plan for custodial and administrative services were $35,452 for the year ended December 31, 2015.

Nature of Business of Sponsor
The Sponsor is a Connecticut-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-five offices located in eastern Connecticut and Rhode Island.

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Registered investment companies:
Spartan® 500 Index Fund	$903,856	$—
T. Rowe Price Growth Stock Fund	1,439,005	—
Vanguard Target Retirement 2020 Fund	1,092,957	—
Vanguard Target Retirement 2025 Fund	1,453,480	—

Managed Income Portfolio	774,676	—

Pooled separate accounts:
Harbor International Fund	—	635,493
Clearbridge Small Cap Growth Fund	—	723,719
Vanguard Target Retirement 2020 Fund	—	741,192
Stock Market Index Fund	—	764,433
T. Rowe Price Growth Stock Fund	—	1,165,135
Vanguard Target Retirement 2025 Fund	—	1,198,221

Custodial Guaranteed Account	—	943,404

SI Financial Group, Inc. Common Stock	2,004,325	1,725,264

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

During 2015, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Registered investment companies	$254,598
Pooled separate accounts	(129,252)
Custodial guaranteed account	(41,344)
SI Financial Group, Inc. common stock	356,382
Net appreciation in fair value of investments	$440,384

Fully Benefit-Responsive Investment Contract

Custodial Guaranteed Account
The Plan entered into a fully benefit-responsive investment contract with a United subsidiary, Companion Life Insurance Company Guaranteed Investment Account. United acts as the Fund’s investment advisor. Companion Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is reflected in the financial statements at fair value as reported to the Plan by Companion Life Insurance Company.

Since the investment contract is fully benefit-responsive, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to the investment contract. The investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan by the trustee, represents invested principal plus accrued interest thereon. The contract is nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2015 and 2014 was $0 and $943,404, respectively. The gross crediting interest rate is based on a formula agreed upon with the issuer. Interest rates are reviewed and reset on a monthly basis.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The plan administrator does not believe any of the events that could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

The following table sets forth the average yields earned by the Plan on its investment in the fully benefit-responsive investment contract for the year ended December 31, 2014:

2014
Based on actual earnings	0.87%
Based on interest rate credited to participants	0.87%

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on December 20, 2011 stating the Plan qualifies under Section 401(a) of the IRC and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the plan administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The Plan does not have any uncertain tax positions at December 31, 2015 and 2014 that require disclosure or accrual.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 6. Party-In-Interest Transactions

Shares of common stock of SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 146,837 and 152,274 shares of SI Financial Group, Inc. common stock, with fair values of $2,004,325, or $13.65 per share, and $1,725,264, or $11.33 per share, respectively. During 2015 and 2014, the Plan purchased 16,748 and 24,061 shares and sold 22,185 and 30,344 shares, respectively.

As noted in Note 1 above, FMTC is a directed trustee of the Plan and Fidelity serves as the record keeper to maintain individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fees paid for investment management services are included as a reduction of the return earned on these investments. Fees paid to United upon transfer are included in the realized loss on these investments. Fees paid by the Plan for custodial and administrative services amounted to $35,452 for the year ended December 31, 2015. For the year ended December 31, 2014, certain plan investments were pooled accounts managed by United and fees paid by the Plan for custodial and administrative services amounted to $5,806.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

Below is a description of the valuation methodologies used for assets measured at fair value for the years ended December 31, 2015 and 2014. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Managed income portfolio: Valued at the net asset value as reported by the fund.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end as reported by United. The valuation of the units is determined by United based on the underlying assets, which include a mix of mutual funds, collective trusts and managed accounts. All underlying investment options are valued daily. This daily price is considered the selling price for transfers and withdrawals, and is calculated each day the principal market is open. The investment options are available for trading each day the principal market is open, and are available to any participant in the Plan, unless restricted by the Plan's administrator.

Custodial guaranteed account: Valued by projecting contract balances, at the valuation date, forward to maturity dates using the contract guaranteed interest rate net of management fees and then discounting this back using the current new money declared interest rate for each appropriate maturity term.

SI Financial Group, Inc. common stock: Valued at the closing market price as of the last trade date of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis at December 31, 2015 and 2014. There were no liabilities measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target date funds	$4,070,208	$—	$—	$4,070,208
Bond funds	976,815	—	—	976,815
Mid cap equity	775,339	—	—	775,339
International funds	536,209	—	—	536,209
Large cap equity	2,421,886	—	—	2,421,886
Small cap equity	834,626	—	—	834,626
Other	43,494	—	—	43,494
Managed Income Portfolio:
Class I fund	—	774,676	—	774,676
Common stock:
SI Financial Group, Inc.	2,004,325	—	—	2,004,325
Total assets at fair value	$11,662,902	$774,676	$—	$12,437,578

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Target date funds	$—	$3,278,823	$—	$3,278,823
Bond funds	—	897,888	—	897,888
Mid cap equity	—	668,402	—	668,402
International funds	—	635,493	—	635,493
Growth funds	—	1,888,854	—	1,888,854
Stock market funds	—	764,433	—	764,433
Income funds	—	203,218	—	203,218
Small cap equity	—	229,032	—	229,032
Other	—	334,776	—	334,776
Custodial guaranteed account:
Guaranteed account	—	—	943,404	943,404
Common stock:
SI Financial Group, Inc.	1,725,264	—	—	1,725,264
Total assets at fair value	$1,725,264	$8,900,919	$943,404	$11,569,587

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2015 and 2014.

There were no transfers between levels for the years ended December 31, 2015 and 2014.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Managed Income Portfolio Fund	$774,676	n/a	Daily	12 Months

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements
The following table represents the Plan's Level 3 investments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair value	Principle Valuation Technique	Unobservable Inputs	Range of Significant Inputs Values	Weighted Average Rate

Guaranteed Investment Contract	Contract value	Discounted cash flow	Discount rate	0.00% - 1.91%	0.38%

The following table shows a reconciliation of the beginning and ending balances for Level 3 assets:

Balance at January 1, 2014	$1,286,669
Purchases	112,738
Sales	(464,750)
Unrealized gain relating to instrument still held at the reporting date	8,747
Balance at January 1, 2015	943,404
Purchases	—
Sales	(902,060)
Realized loss relating to instrument not held at the reporting date	(41,344)
Balance at December 31, 2015	$—

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 9. Reconciliation to Form 5500

A reconciliation of net assets in the statements of net assets available for benefits and net assets on Form 5500 as of December 31, 2015 and 2014 are as follows:

	2015	2014
Net assets available for benefits as reported in the statements of net assets available for benefits	$12,860,903	$12,026,503
Adjustment for defaulted loan deemed distributed	(11,922)	—
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	—	13,127
Total net assets per Form 5500	$12,848,981	$12,039,630

A reconciliation of the net increase in the net assets per the financial statements for the year ended December 31, 2015 to the Form 5500 is as follows:

Net increase in assets as reported in the statement of changes in net assets available for benefits	$834,400
Adjustment for defaulted loan deemed distributed	(11,922)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(13,127)
Net increase in net assets per Form 5500	$809,351

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issuer	Description of Investment (1)	Units/Shares	Value (2)
Collective Trusts:

Fidelity Investments (*)	Managed Income Portfolio - Class I	774,676	$774,676
Registered Investment Companies:
Vanguard Group, Inc.	Vanguard Windsor II Fund	1,329	79,025
Fidelity Investments (*)	Spartan® 500 Index Fund	12,589	903,856
Harbor Capital Advisors, Inc.	Harbor International Fund	8,452	502,311
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Fund	26,817	1,439,005
Clearbridge Investments, LLC.	Clearbridge Small Cap Growth Fund	21,976	613,579
John Hancock Investment Mgt. Svcs., LLC	J. Hancock Disciplined Value Mid Cap Fund	33,220	636,167
Fidelity Investments (*)	Spartan® Small Cap Index Fund	1,826	28,237
Wells Fargo Funds Management, LLC	Wells Fargo Advantage Emerging Markets Equity Fund	879	15,650
Goldman Sachs Asset Management, L.P.	Goldman Sachs Small Cap Value Fund	3,865	192,810
Fidelity Investments (*)	Spartan® Mid Cap Index Fund	8,528	139,172
Fidelity Investments (*)	Spartan® Inflation-Protected Bond Index Fund	17,986	168,707
Fidelity Investments (*)	Spartan® Global ex U.S. Index Fund	759	8,052
Fidelity Investments (*)	Spartan® U.S. Bond Index Fund	29,343	337,154
Fidelity Investments (*)	Spartan® Emerging Markets Index Fund	1,321	10,196
Pacific Investment Management Co., LLC	PIMCO Total Return Fund	39,308	395,836
Blackrock Advisors, LLC	Blackrock High Yield Bond Portfolio	10,535	75,118
Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Realty Shares	4,050	43,494
Vanguard Group, Inc.	Vanguard Target Retirement Income	7,386	91,955
Vanguard Group, Inc.	Vanguard Target Retirement 2015 Fund	3,658	52,047
Vanguard Group, Inc.	Vanguard Target Retirement 2020 Fund	40,256	1,092,957
Vanguard Group, Inc.	Vanguard Target Retirement 2025 Fund	93,053	1,453,480
Vanguard Group, Inc.	Vanguard Target Retirement 2030 Fund	14,871	412,226
Vanguard Group, Inc.	Vanguard Target Retirement 2035 Fund	15,202	256,006
Vanguard Group, Inc.	Vanguard Target Retirement 2040 Fund	10,963	311,899
Vanguard Group, Inc.	Vanguard Target Retirement 2045 Fund	11,273	200,425
Vanguard Group, Inc.	Vanguard Target Retirement 2050 Fund	5,422	154,460
Vanguard Group, Inc.	Vanguard Target Retirement 2055 Fund	1,264	38,980
Vanguard Group, Inc.	Vanguard Target Retirement 2060 Fund	212	5,773

		Shares
SI Financial Group, Inc. Common Stock (*)	Equity Security	146,837	2,004,325
Fidelity Investments (*)	Stock Purchase Account	—	999
Notes Receivable from Participants (*)	3.25%, maturities through 2020	—	422,326
Total assets held for investment purposes			$12,860,903

(1) There were no investment assets which were both acquired and disposed of during the Plan year.
(2) Cost information is not required for participant directed investments.
(*) Denotes party-in-interest
See report of independent registered public accounting firm

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2016		Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan

		By:	/s/ Laurie L. Gervais
Laurie L. Gervais
Plan Administrator

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm